UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2016

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL STARTS 100-METER RAIL SUPPLIES TO RUSSIAN RAILWAYS

Moscow, Russia — February 11, 2016 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports that supplies of
100-meter R65 DT-350 type rails to Russian Railways OAO have begun. Mechel OAO’s
Chelyabinsk Metallurgical Plant has already shipped off the first 12,000-tonne batch to Russian Railways.
Chelyabinsk Metallurgical Plant supplies rails as part of a supplementary agreement to the 2008 strategic contract between the two companies. In 2016 supplies are due to amount to 150,000 tonnes. Russian Railways will use those rails for construction and reconstruction of North Caucasian and Kuibyshev railroads.
The rails are fully in compliance with Russian Railways’ requirements and were produced according to the certificate granted to Chelyabinsk Metallurgical Plant by Federal Railway Transport Certification Register in June 2015.
“Today prompt fulfillment of Russian Railways’ order is an absolute priority for
Chelyabinsk Metallurgical Plant,” Mechel OAO’s Chief Executive Officer Oleg
Korzhov noted. “The technology mastered by the plant enables it to produce rails whose qualities are on par with the best international peers and meet all needs of our country’s transport infrastructure development.”
Chelyabinsk Metallurgical Plant’s rails were produced using a unique heat treatment technology which enables the plant to produce rolls with superior wear resistance, durability and endurance limit. The plant produces rails at its universal rolling mill with a 1.1-million-tonne capacity, using the most advanced rolling, correction, processing and quality control technologies.

  ***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 11, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO